Exhibit 99.1

Monolithic Power Systems, Inc. v. O2Micro International Ltd Ruling

GEORGE TOWN, Grand Cayman, May 9, 2012. O2Micro® International Limited (NASDAQ: OIIM) announced that on March 8, 2011, a district judge recently issued an order awarding Monolithic Power Systems, Inc., (“MPS”) costs of $663,151 and attorneys fees of $8,419,429 in the case Monolithic Power Systems, Inc. v. O2Micro International Limited, Civil Case No. 08-04567, Northern District of California.

This order is in response to MPS’ motion for attorneys’ fees and costs filed in June 2010 after O2Micro voluntarily dismissed its case against MPS regarding O2Micro’s certain CCFL patents. O2Micro disagrees with the decision and has appealed the ruling. O2Micro has confidence in the appellate process, especially in light of recent U.S. Supreme Court decisions supporting O2Micro’s position.

History of the case

In October 2008, MPS filed a complaint for declaratory judgment against certain O2Micro CCFL patents. In response, O2Micro filed an action for patent infringement against MPS in before the International Trade Commission (“ITC”), as well as a counterclaim against MPS for patent infringement in the Northern District of California case. In June 2010, the full panel of the ITC upheld O2Micro’s patents, but did not find patent infringement therein. Shortly thereafter, O2Micro dismissed its causes of action in the Northern California case, and MPS moved for costs and attorneys fees.

About O2Micro

Founded in April 1995, O2Micro develops and markets innovative power management and e-commerce components for the Computer, Consumer, Industrial, and Communications markets. Products include Intelligent Lighting, Battery Management, and Power Management.

O2Micro International maintains an extensive portfolio of intellectual property with 19,795 patent claims granted, and over 20,000 more pending. The company maintains offices worldwide. Additional company and product information can be found on the company website at www.o2micro.com.

O2Micro, the O2Micro logo, and combinations thereof are registered trademarks of O2Micro. All other trademarks or registered trademarks are the property of their respective owners.

Statements made in this release that are not historical, including statements regarding O2Micro's or management's intentions, hopes, beliefs, expectations, representations, projections, plans or predictions of the future, are forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Such statements involve risks and uncertainties that may cause actual results to differ materially from those set forth in these statements. Factors that could cause actual results to differ materially include risks and uncertainties such as reduced demand for products of electronic equipment manufacturers which include O2Micro's products due to adverse economic conditions in general or specifically affecting O2Micro's markets, technical difficulties and delays in the developments process, and errors in the products. You are also referred to the Form F-1 in connection with the company's initial public offering in August 2000, Form F-3 in connection with the company's public offering in November 2001, and the annual reports on Form 20-F, which identify important risk factors that could cause actual results to differ from those contained in the forward-looking statements. The company assumes no obligation to update or revise any forward-looking information, whether as a result of new information, future events or otherwise.

Contact Information:
Gary E. Abbott
Director of Investor Relations, O2Micro
Phone: 408.987.5920, x8888
Email: gary.abbott@o2micro.com